Proxy Voting Results

On December 30, 1997, UBS Small Cap Portfolio, UBS Large Cap Growth Portfolio and UBS High Yield Bond Portfolio (collectively the "Portfolios"), each a series of UBS Investor Portfolios Trust (the "Trust"), took the following actions without meeting, by the unanimous written consent of more than 50% of the outstanding interests of the Portfolios:

         1. It was approved that Union Bank of Switzerland, New York Branch (the "Adviser"), would enter into an Investment Advisory Agreement with the Trust with respect to the assets of UBS Small Cap Portfolio.

         2. It was approved that the Adviser and UBS Asset Management (New York) Inc., (the "Sub-Adviser") would enter into an Investment Sub-Advisory Agreement with respect to the assets of UBS Small Cap Portfolio.

         3. It was approved that the Adviser would enter into an Investment Advisory Agreement with the Trust with respect to the assets of UBS Large Cap Growth Portfolio.

         4. It was approved that the Adviser and the Sub-Adviser would enter into an Investment Sub-Advisory Agreement with respect to the assets of UBS Large Cap Growth Portfolio.

         5. It was approved that the Adviser would enter into an Investment Advisory Agreement with the Trust with respect to the assets of UBS High Yield Bond Portfolio.

         6. It was approved that the Adviser and the Sub-Adviser would enter into an Investment Sub-Advisory Agreement with respect to the assets of UBS High Yield Bond Portfolio.